Exhibit 99.1

GREAT PANTHER MINING LIMITED

(FORMERLY GREAT PANTHER SILVER LIMITED)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2019 and 2018

Expressed in US Dollars

(Unaudited)

Great Panther MINING Limited (Formerly Great Panther Silver Limited)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	September 30, 2019	December 31, 2018
ASSETS		(note 3)
Current assets:
Cash and cash equivalents	$27,275	$24,524
Short-term deposits	—	26,057
Trade and other receivables (note 5)	20,149	8,887
Inventories (note 6(a))	41,820	4,535
Loan receivable (note 4)	—	5,048
Reimbursement rights (note 8)	5,317	6,385
Derivative assets (note 11)	104	738
Other current assets	2,041	797
	96,706	76,971
Restricted cash	925	1,237
Other receivables (note 5)	18,409	—
Inventories - non-current (note 6(b))	—	1,420
Reimbursement rights (note 8)	5,818	4,470
Mineral properties, plant and equipment (note 7)	169,105	13,391
Exploration and evaluation assets	15,888	15,065
Deferred tax assets	329	222
	$307,180	$112,776

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 9)	$53,526	$10,647
Derivative liabilities (note 11)	1,879	—
Current portion of borrowings (note 10)	25,076	—
Reclamation and remediation provisions - current (note 12)	3,510	4,473
	83,991	15,120
Other liabilities (note 9)	13,557	—
Borrowings - MACA Limited (note 10)	7,705	—
Reclamation and remediation provisions (note 12)	31,865	22,947
Deferred tax liabilities	2,121	2,053
	139,239	40,120
Shareholders’ equity:
Share capital	251,974	130,912
Reserves	14,960	19,829
Deficit	(98,993)	(78,085)
	167,941	72,656
	$307,180	$112,776

The accompanying notes are an integral part of these consolidated financial statements.

Nature of operations (note 1)

Commitments and contingencies (note 16)

Subsequent events (notes 10(d) & 21)

Approved by the Board of Directors

“Jeffrey R. Mason”	“Elise Rees”

Jeffrey R. Mason, Director	Elise Rees, Director

1

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Revenue (note 15)	$71,002	$11,691	$132,974	$45,787

Cost of sales
Production costs	50,982	11,024	97,051	35,784
Amortization and depletion	9,773	446	21,238	2,659
Share-based compensation	80	164	238	365
	60,835	11,634	118,527	38,808

Mine operating earnings	10,167	57	14,447	6,979

General and administrative expenses
Administrative expenses	2,141	1,152	6,961	3,883
Amortization and depletion	115	27	333	79
Share-based compensation	620	200	1,280	774
	2,876	1,379	8,574	4,736

Exploration, evaluation, and development expenses
Exploration and evaluation expenses (note 19)	2,544	2,281	8,973	7,048
Mine development costs	352	378	1,186	1,559
Share-based compensation	5	(30)	(11)	(35)
	2,901	2,629	10,148	8,572

Business acquisition costs (note 4)	78	712	2,863	712

Care and maintenance costs (note 19)	213	—	599	—

Finance and other income (expense)
Interest income	125	341	615	1,079
Finance costs	(1,520)	—	(3,764)	(19)
Accretion expense	(512)	(27)	(1,629)	(646)
Foreign exchange gain (loss)	(6,781)	750	(5,050)	599
Other income (expense)	(1,050)	48	(2,452)	76
	(9,738)	1,112	(12,280)	1,089

Loss before income taxes	(5,639)	(3,551)	(20,017)	(5,952)

Income tax expense	495	91	891	552

Net loss for the period	$(6,134)	$(3,642)	$(20,908)	$(6,504)

Loss per share - basic and diluted	$(0.02)	$(0.02)	$(0.08)	$(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

2

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Net loss for the period	$(6,134)	$(3,642)	$(20,908)	$(6,504)

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	(6,752)	77	(8,297)	66
Change in fair value of financial assets designated as fair value through OCI, net of tax	(1)	—	—	—
	(6,753)	77	(8,297)	66

Total comprehensive loss for the period	$(12,887)	$(3,565)	$(29,205)	$(6,438)

3

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars)

For the nine months ended September 30, 2019 and 2018 (Unaudited)

	Share capital		Reserves
	Number of common shares (000's)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Retained earnings (deficit)	Total share- holder's equity
Balance, January 1, 2018	168,383	$130,201	$15,950	$3,193	$(181)	$18,962	$(68,022)	$81,141
Share options exercised	590	464	(118)	—	—	(118)	—	346
Restricted and deferred share units settled	161	207	(167)	—	—	(167)	—	40
Share-based compensation	—	—	1,104	—	—	1,104	—	1,104
Comprehensive loss	—	—	—	66	—	66	(6,504)	(6,438)
Balance, September 30, 2018	169,134	$130,872	$16,769	$3,259	$(181)	$19,847	$(74,526)	$76,193

Balance, January 1, 2019	169,165	$130,912	$16,833	$3,178	$(182)	$19,829	$(78,085)	$72,656
Shares and warrants issued pursuant to the acquisition of Beadell Resources Limited (note 4)	103,593	93,235	2,646	—	—	2,646	—	95,881
Shares issued upon conversion of MACA Limited borrowings (note 10(a))	14,078	10,524	—	—	—	—	—	10,524
Financings (note 14(d))	23,000	15,957	—	—	—	—	—	15,957
Share options exercised	917	702	(196)	—	—	(196)	—	506
Restricted and deferred share units settled	624	644	(529)	—	—	(529)	—	115
Share-based compensation	—	—	1,507	—	—	1,507	—	1,507
Comprehensive income (loss)	—	—	—	(8,297)	—	(8,297)	(20,908)	(29,205)
Balance, September 30, 2019	311,377	$251,974	$20,261	$(5,119)	$(182)	$14,960	$(98,993)	$167,941

The accompanying notes are an integral part of these consolidated financial statements.

4

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Cash flows from operating activities:
Net loss for the period	$(6,134)	$(3,642)	$(20,908)	$(6,504)
Items not involving cash:
Amortization and depletion	9,888	473	21,571	2,738
Unrealized foreign exchange loss	7,973	120	7,622	52
Income tax expense	495	91	891	552
Share-based compensation	705	334	1,507	1,104
Other non-cash items (note 18)	1,910	(185)	4,836	(383)
Interest received	125	299	576	916
Interest paid	(1,643)	—	(4,330)	(38)
Income taxes paid	(44)	(17)	(399)	(1,382)
	13,275	(2,527)	11,366	(2,945)
Changes in non-cash working capital:
Trade and other receivables	(1,169)	1,781	(2,298)	6,225
Inventories	12,509	(1,073)	954	22
Other current assets	422	50	108	(330)
Trade payables and accrued liabilities	(3,364)	598	(1,194)	(770)
Net cash provided by (used in) operating activities	21,673	(1,171)	8,936	2,202

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	3	—	373	—
Cash received on Acquisition of Beadell	—	—	1,441	—
Redemptions of (investments in) short-term deposits, net	—	317	26,057	(2,502)
Repayment received prior to Acquisition on loan advanced to Beadell	—	—	3,069	—
Advances to Beadell prior to Acquisition	—	—	(354)	—
Additions to mineral properties, plant and equipment	(13,070)	(696)	(23,464)	(1,467)
Net cash provided by investing activities	(13,067)	(379)	7,122	(3,969)

Cash flows from financing activities:
Proceeds from financings, net of expenses (note 14(d))	15,957	—	15,957	—
Payment of lease liabilities	(2,013)	—	(4,394)	—
Proceeds from borrowings	4,482	—	9,521	—
Repayment of borrowings	(9,670)	—	(34,949)	—
Proceeds from exercise of share options	7	4	506	346
Net cash from financing activities	8,763	4	(13,359)	346

Effect of foreign currency translation on cash and cash equivalents	(39)	37	52	(33)

Increase (decrease) in cash and cash equivalents	17,330	(1,509)	2,751	(1,454)
Cash and cash equivalents, beginning of period	9,945	36,852	24,524	36,797
Cash and cash equivalents, end of period	$27,275	$35,343	$27,275	$35,343

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of these consolidated financial statements.

5

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

1.	Nature of operations

Great Panther Mining Limited (the “Company” or “Great Panther”) is a public company which is listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 - 200 Granville Street, Vancouver, BC.

On March 5, 2019, the Company changed its name from Great Panther Silver Limited to Great Panther Mining Limited following the completion of the acquisition of Beadell Resources Limited (“Beadell”), a gold mining company that was listed on the Australian Securities Exchange and operated the wholly-owned Tucano Gold Mine (“Tucano”) in Amapá state, northern Brazil (note 4).

The Company has two wholly-owned mining operations in Mexico: the Topia Mine (“Topia”), and the Guanajuato Mine Complex (“GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, and produces concentrates containing silver, gold, lead and zinc. The GMC produces silver and gold concentrate and is located in central Mexico.

The Company also wholly-owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility, located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha was acquired by the Company in June 2017 and was placed on care and maintenance by its previous owner in August 2013. The Company filed a positive Preliminary Economic Assessment on Coricancha in May 2018, and in July 2018, commenced a trial stope and bulk sample program (the “Bulk Sample Program” or “BSP”) in order to further de-risk the project. The BSP was completed in June 2019 and the Company is establishing the conditions under which a restart of production can be implemented.

The Company also owns several exploration properties: El Horcón, Santa Rosa, and Plomo in Mexico; and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business. As disclosed above and in note 4, the Company acquired Beadell on March 5, 2019. On acquisition, the Company assumed $69,473 of borrowings, of which $54,748 was classified as current liabilities. Subsequent to the acquisition and to September 30, 2019, the Company repaid $19,970 ($28,628 Australian dollars (“A$”)) on the loan payable to MACA Limited (“MACA”), $10,524 (A$15,000) of which was settled via the issuance of 14,077,806 common shares of the Company (note 10 (a)). The Company also repaid the convertible debentures for $10,500 in cash (note 10 (b)), the Santander - Itaú Facility in full for $5,000 in principal plus accrued interest (note 10 (c)), and $1,000 of the unsecured bank facilities (note 10(d)). The current portion of MACA borrowings at September 30, 2019 also includes $838 (A$1,238) that was subsequently repaid by cash. Based on current projected operating cash flows and anticipated capital expenditures, the Company expects that it will require further financing in the next twelve months under its current business plan. As such, on July 9, 2019, the Company entered into an At-the-Market Offering Agreement with H.C. Wainwright & Co. and Eight Capital (the “ATM Agreement”) under which it can sell common shares up to aggregate gross proceeds of $25,000 (the “ATM Facility”). Additionally, on August 8, 2019, the Company completed a bought deal, for aggregate gross proceeds of $17,250, pursuant to which the Company issued 23,000,000 common shares of the Company at the price of $0.75 per share. The Company paid a cash commission to the underwriters equal to 5% of the gross proceeds of the financing and recognized net proceeds of $15,957 after deducting share issuance costs. The Company has also been deferring certain discretionary spending and undertaking cost reduction measures in order to reduce the amount of further financing anticipated under the current plan. The Company is also actively pursuing equity and external debt financing, which it considers probable in terms of completion based on the asset base and financial position of the Company and the current status of discussions and negotiations with third party financing groups. Additionally, the Company has also been successful in collecting refunds on its PIS/COFINS federal input tax receivables (note 5(a)), and has received a total of $3,125 (13,000 Brazilian reais (“BRL”)) of refunds subsequent to September 30, 2019. Based on the Company’s asset base and liquidity at the date of these condensed interim consolidated financial statements and the funds it expects to generate from operations and financing activities, inclusive of the ATM Facility, the funds it has already generated from the bought deal financing, and/or reductions in discretionary spending, the Company expects it will have sufficient resources to fund the Company’s business objectives for the next twelve months from issuance of these condensed interim consolidated financial statements. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

6

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

2.	Basis of preparation
(a)	Basis of presentation

These condensed interim consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2018 (“last annual financial statements”). The accounting policies and critical estimates applied by the Company in these consolidated financial statements are the same as those applied in the last annual financial statements, except for the new judgements and accounting standards newly adopted on January 1, 2019, as described in notes 2(c) and 3(a) below, and the accounting policy on deferred stripping costs since the acquisition of Tucano as described in note 2(d) below. These consolidated financial statements do not include all of the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the last annual financial statements.

These consolidated financial statements were approved by the Board of Directors on October 29, 2019.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company. All material intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.

7

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

Great Panther Mining Limited is the ultimate parent entity of the group. At September 30, 2019, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Beadell Resources Pty Ltd	Australia	100%	Holding company
Beadell (Brazil) Pty Ltd	Australia	100%	Holding company
Beadell (Brazil 2) Pty Ltd	Australia	100%	Holding company
Beadell Resources (Holdings) Ltd	British Virgin Islands	100%	Holding company
Beadell Resources Mineração Ltda	British Virgin Islands	100%	Holding company
Beadell Brasil Ltda	Brazil	100%	Mining company
Mineração Vale dos Reis Ltda	Brazil	100%	Holding company
Beadell Resources Mineração Ltda	Brazil	100%	Holding company
Mineração Serra da Canga Ltda	Brazil	100%	Holding company
Marina Norte Empreendimentos de Mineração S.A.	Brazil	70%	Holding company
Mineral Mexicana el Rosario S.A. de C.V.	Mexico	100%	Mining company
Metálicos de Durango S.A. de C.V.	Mexico	100%	Mining services company
Minera de Villa Seca S.A. de C.V.	Mexico	100%	Mining services company
Coboro Minerales de México S.A. de C.V.	Mexico	100%	Exploration company
Great Panther Coricancha S.A.	Peru	100%	Exploration company
Great Panther Silver Peru S.A.C.	Peru	100%	Holding company
Cangold Peru S.A.C.	Peru	100%	Exploration company
Great Panther Finance Canada Limited	Canada	100%	Financing company
Cangold Limited	Canada	100%	Exploration company
GP Finance International S.a.r.l.	Luxembourg	100%	Financing company

(c)	Use of judgments and estimates

In preparing these consolidated financial statements, management has made judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018, except for the new significant judgements related to lessee accounting under IFRS 16, which are described in note 3(a), purchase price accounting in arriving at estimated acquisition date fair values for the net assets acquired and liabilities assumed on the Acquisition of Beadell (note 4), determinations of the likelihood of loss for provisions and contingent liabilities related to the litigation matters assumed upon the Acquisition of Beadell (note 16(b)(iv)), and the determination that the functional currency of Beadell Brasil Ltda is the Brazilian real and Beadell Resources Limited is the Australian dollar.

(d)	Deferred stripping

The Company defers certain related stripping costs during the production phase of its Tucano surface mine operation to future periods. Stripping costs that generate a benefit of improved access to future components of an ore body and meet the definition of an asset are recognized as stripping activity assets. Stripping activity assets are depreciated on a units of production basis over the useful life of the identifiable component of the ore body that becomes more accessible as a result of the stripping activity. Stripping activity assets form part of Mineral properties, plant and equipment.

8

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

3.	Accounting standards issued and adopted on January 1, 2019
(a)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaces IAS 17 Leases (“IAS 17”), and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees: leases of low-value assets; and short-term leases. For those assets determined to meet the definition of a lease, at the commencement date, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. Under this approach, the cumulative impact of adoption is recognized as at January 1, 2019, and the comparatives are not restated. The comparatives remain as previously reported under IAS 17 and related interpretations.

Accounting Policy on Leases

The Company’s accounting policy effective January 1, 2019 upon adoption of IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•	The Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and
•	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

This policy is applied to contracts entered into, or changed, on or after January 1, 2019.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use assets are subsequently depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

9

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases is recognized as an expense on a straight-line basis over the lease term.

Impact of transition to IFRS 16

On initial application, the Company has elected to record right-of-use assets based on the corresponding lease liability. Right-of-use assets of $1,150 and lease obligations of $1,227 were recorded as of January 1, 2019, and deferred rent liability of $77 was derecognized, with no net impact on retained earnings. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 6.2%.

The following table reconciles the Company’s operating lease obligations at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

Operating lease commitments at December 31, 2018	$1,383
Excluded from lease commitments due to cancellation clauses	70
Recognition exemption for low-value assets	(11)
1,442
Discounted using the incremental borrowing rate at January 1, 2019	(215)
Lease obligations recognized at January 1, 2019	$1,227

(b)	IFRIC 23, Uncertainty over Income Tax Treatments

This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. As at January 1, 2019, the Company adopted this standard and there was no impact on its consolidated financial statements.

10

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

4.	Acquisition of Beadell Resources Limited

On March 5, 2019 (the “Acquisition Date”), the Company acquired 100% of the issued and outstanding common shares of Beadell through the issuance of 103,593,043 Great Panther common shares to Beadell shareholders (the “Acquisition”), representing approximately 38% of the post-Acquisition issued and outstanding Great Panther shares. The share exchange represents a ratio of 0.0619 Great Panther shares for each Beadell share (the “Exchange Ratio”). Additionally, the Company issued 9,749,727 share purchase warrants at an exercise price of $1.317 per share to replace the warrants previously issued by Beadell. The number of Company share purchase warrants issued were equal to the number of the outstanding Beadell warrants on the Acquisition Date multiplied by the Exchange Ratio, at a price adjusted in accordance with the Exchange Ratio, on the same terms and conditions as the original warrants.

The Acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3, Business Combinations. IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

The purchase price has been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Third party appraisals, discounted cash flow models, and quoted market prices, have been used in determining the estimated fair values. As the third party appraisals and discounted cash flow models are still being completed, the process to determine certain fair values is incomplete. Only minor adjustments were made to amounts allocated to individual assets and liabilities during the three months ended September 30, 2019 as compared to amounts reported at March 31, 2019. Acquisition costs consisting of advisory, legal, accounting, valuation, and other professional or consulting fees directly associated with the transaction to acquire Beadell of $2,863 were expensed as incurred during the nine months ended September 30, 2019.

The following table shows the preliminary allocation of the Purchase Price to the assets acquired and liabilities assumed, based on estimates of fair value, at the Acquisition Date:

103,593,043 common shares issued (1)	$93,235
9,749,727 warrants issued	2,646
Consideration	$95,881

Cash and cash equivalents	$1,441
Trade and other receivables	26,733
Inventories	36,820
Other current assets	1,227
Restricted cash	61
Mineral properties, plant and equipment	143,147
Right-of-use assets	18,397
Exploration and evaluation assets	309
Other receivables - non-current	735
Trade payables and accrued liabilities	(29,024)
Borrowings	(69,473)
Lease liabilities	(18,397)
Great Panther loan advance	(2,370)
Reclamation and remediation provision	(6,375)
Other liabilities and provisions	(7,350)
Net identifiable assets acquired	$95,881
(1) The common shares were valued at the closing price of the Company?s shares on the NYSE American on March 5, 2019 ($0.90).

The Company also acquired approximately $24,000 of deferred tax assets relating to unused Brazilian non-capital tax loss carryforwards and other deductible temporary differences. These deferred tax assets were not recognized as Tucano has incurred losses for each of the past two years and there is not yet convincing evidence at September 30, 2019 that sufficient taxable profit will be available against which the unused tax losses can be utilized.

11

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

On December 5, 2018, prior to the Acquisition, the Company entered into a loan agreement pursuant to which the Company advanced Beadell and its subsidiary, Beadell Brasil Ltda (“Beadell Brasil”), as joint and several borrowers, a non-revolving term loan in the principal amount of $5,000 for their general working capital requirements. Prior to the Acquisition, the Company received partial repayment of $3,000 of the principal amount advanced and payment of accrued interest of $69, and the remaining principal balance of $2,000 was paid on July 11, 2019. Additionally, prior to the Acquisition, the Company also made a cash advance to Beadell of $354 in February 2019. The total outstanding balance at Acquisition of $2,370 (after adjusting for foreign exchange differences) was considered part of the exchange in the business combination, and was therefore included in the liabilities assumed on the Acquisition Date.

The revenue and net loss of Beadell since the Acquisition Date included in the Consolidated Statement of Comprehensive Income (Loss) for the three and nine months ended September 30, 2019 are disclosed in note 19.

The revenue and net loss of the combined entity for the nine months ended September 30, 2019 as though the Acquisition Date for the Acquisition had been as at January 1, 2019 would be $129,887 and $6,735, respectively. Mineral property and certain plant and equipment of Tucano are depreciated on a units of production basis.

5.	Trade and other receivables

	September 30, 2019	December 31, 2018
Current
Trade receivables	$5,368	$2,939
Value added tax receivable	5,910	5,473
PIS / COFINS - Brazil (a)	3,243	—
Judicial deposits - Brazil (b)	3,782	—
Other	1,846	475
	20,149	8,887
Non-Current
PIS / COFINS - Brazil (a)	18,391	—
Other	18	—
	$18,409	$—

12

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

(a)	PIS/COFINS

The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazil federal input taxes that all companies in the private sector are subject to. The PIS is a mandatory employer contribution to an employee savings initiative and COFINS is a contribution to finance the social security system. Companies are required to calculate and remit PIS and COFINS based on gross revenues on a monthly basis. The Company’s Brazilian gold sales are zero-rated for PIS/COFINS purposes, however the current legislation allows for input tax credits to offset the amounts due by applying rates of 1.65% for PIS and 7.65% for COFINS, respectively, to some of the purchases in Brazil. As such, the Company has PIS/COFINS credits recorded as receivables.

The Company continues to pursue the refund of its PIS/COFINS receivables. To the extent the Company is unable to receive refunds for all of its PIS/COFINS assets, the Company expects that PIS/COFINS assets will be recovered through the Company generating future Brazilian federal tax liabilities, which can be offset against the Company’s PIS/COFINS assets if the Company elects to do so.

In December 2018, Beadell received a refund of PIS in the amount of $988 (BRL 3,800). In January 2019, Beadell received an additional refund of $10,300 (BRL37,900). In October 2019, the Company received an additional refund of $3,125 (BRL 13,000).

(b)	Judicial deposits - Brazil

As a result of the Acquisition, the Company has various litigation claims for numerous governmental assessments related to indirect taxes, and labour disputes associated with former employees and contract labor in Brazil (note 16(b)(iv)).

Customary local regulations typically require judicial deposits. In connection with these claims, the Company has made judicial deposits totaling $4,409 to prevent the addition of any fines or penalties, pending the outcome of a Federal Supreme Court decision. Of the $4,409, $3,782 were related to indirect tax matters and $627 were related to labour matters.

A judicial deposit of $2,890 for indirect tax matters was specifically related to the Amapá State Mineral Resources Inspection Fee (“TFRM”) for gold production for years 2014 to 2016. Tucano was exempted from paying the TFRM by making the judicial deposit, and the Company and its Brazilian counsel previously anticipated a ruling in the Company’s favour and that the judicial deposit would be returned at the conclusion of the case. However, during the three months ended September 30, 2019, based on recent changes in the Amapá state law and negotiations with the Amapá state government, it was determined that the Company is liable for the TFRM. Therefore, the Company has made an accrual for the TFRM (note 9 (a)) and expects to use the judicial deposit for the payment of the TFRM to the Amapá state. As such, the judicial deposit is now presented as current.

13

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

6.	Inventories
(a)	Inventories - current

	September 30, 2019	December 31, 2018
Concentrate	$967	$1,094
Ore stockpiles	17,780	620
Materials and supplies	18,749	2,818
Gold in circuit	1,805	—
Gold bullion	2,516	—
Silver bullion	3	3
	$41,820	$4,535

During the three and nine months ended September 30, 2019, the amount of inventory recognized as cost of sales was $49,845 and $94,133, respectively (three and nine months ended September 30, 2018 - $11,022 and $34,500, respectively), which includes production costs and amortization and depletion directly attributable to the inventory production process.

(b)	Inventories - non-current

In June 2019, the Company approved a positive production decision to restart Coricancha, anticipated in 2020. Accordingly, the materials and supplies inventories at Coricancha were reclassified from non-current to current as at September 30, 2019.

14

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

7.	Mineral properties, plant and equipment
	Mineral properties	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of- use assets	Software	Total
Cost
Balance, January 1, 2019	$36,066	$35,184	$2,573	$3,359	$1,150	$1,628	$79,960
Acquisition of Beadell (note 4)	80,945	24,610	37,134	459	18,397	—	161,545
Additions	17,883	5,004	421	155	4,555	—	28,018
Change in remediation provision	1,081	30	—	—	—	—	1,111
Disposals	—	(187)	(3)	(62)	(33)	—	(285)
Foreign exchange translation difference	(9,965)	(9,891)	(5,306)	(136)	(1,826)	—	(27,124)
Balance, September 30, 2019	$126,010	$54,750	$34,819	$3,775	$22,243	$1,628	$243,225

Accumulated depreciation
Balance, January 1, 2019	$32,051	$27,593	$1,653	$2,602	$—	$1,520	$65,419
Amortization and depletion	5,974	8,513	2,865	285	3,893	39	21,569
Disposals	—	(187)	—	(52)	—	—	(239)
Foreign exchange translation difference	(5,652)	(4,963)	(1,911)	(92)	(11)	—	(12,629)
Balance, September 30, 2019	$32,373	$30,956	$2,607	$2,743	$3,882	$1,559	$74,120

Carrying value, September 30, 2019	$93,637	$23,794	$32,212	$1,032	$18,361	$69	$169,105

Cost
Balance, January 1, 2018	$36,083	$34,070	$2,460	$2,963	$—	$1,628	$77,204
Additions	—	1,514	148	407	—	—	2,069
Change in remediation provision	(17)	(127)	—	—	—	—	(144)
Disposals	—	(273)	(35)	(11)	—	—	(319)
Balance, December 31, 2018	$36,066	$35,184	$2,573	$3,359	$—	$1,628	$78,810

Accumulated depreciation
Balance, January 1, 2018	$31,435	$25,413	$1,539	$2,383	$—	$1,468	$62,238
Amortization and depletion	616	2,448	114	229	—	52	3,459
Disposals	—	(268)	—	(10)	—	—	(278)
Balance, December 31, 2018	$32,051	$27,593	$1,653	$2,602	$—	$1,520	$65,419

Carrying value, December 31, 2018	$4,015	$7,591	$920	$757	$—	$108	$13,391

15

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

(a)	Leases

The Company leases many assets and the details of these leases for which the Company is a lessee are presented below:

Right-of-use assets

	Mining equipment	Power generators	Vehicles	Office space	Communication equipment	Land easements	Total
Balance, January 1, 2019	$—	$—	$—	$881	$—	$269	$1,150
Acquisition of Beadell (note 4)	8,402	7,732	1,923	65	275	—	18,397
Additions	3,853	57	—	—	—	645	4,555
Disposals	—	—	—	—	(33)	—	(33)
Amortization and depletion	(2,006)	(1,108)	(360)	(190)	(121)	(108)	(3,893)
Foreign exchange translation difference	(974)	(654)	(161)	(5)	(21)	—	(1,815)
Balance, September 30, 2019	$9,275	$6,027	$1,402	$751	$100	$806	$18,361

Lease liabilities

2019
Maturity analysis - contractual undiscounted cash flows
Less than one year	$7,026
One to five years	14,421
More than five years	282
Total undiscounted lease liabilities as at September 30, 2019	21,729
Lease liabilities in the Consolidated Statement of Financial Position as at September 30, 2019	19,030
Current (included in Trade payables and accrued liabilities)	5,665
Non-current (included in Other liabilities)	$13,365

Amount recognized in the Consolidated Statement of Comprehensive Income

	Three months ended September 30, 2019	Nine months ended September 30, 2019
Interest on lease liabilities	$456	$1,151
Variable lease payments not included in the measurement of lease liabilities	15,704	30,388
Expenses relating to short-term leases	3,413	9,554
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	3	8

16

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

8.	Reimbursement rights

	September 30, 2019	December 31, 2018
Current
Legacy tailings reclamation and remediation	$3,400	$4,473
Legal claims	1,522	1,528
Fines and sanctions	395	384
	5,317	6,385
Non-current legacy tailings reclamation and remediation	5,818	4,470
	$11,135	$10,855

Pursuant to the acquisition of Coricancha, Nyrstar N.V. (“Nyrstar”) agreed to reimburse the Company for:

•	the cost of movement and reclamation of certain legacy tailings facilities (the “Legacy Tailings”) should the regulatory authorities require these to be moved, up to a maximum of $20,000; and,
•	all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4,000.
9.	Trade payables and accrued liabilities

	September 30, 2019	December 31, 2018
Current
Trade payables	$31,340	$6,259
Accrued liabilities (a)	12,293	2,774
Taxes payable	416	240
Lease liabilities (note 7(a))	5,665	—
Other payables	3,812	1,374
	53,526	10,647
Non-Current
Lease liabilities (note 7(a))	13,365	—
Accrued liabilities	192	—
	$13,557	$—

(a)	Indirect tax matters

Prior to the Acquisition, Tucano was exempted from paying the TFRM by making a judicial deposit (note 5(b)). However, during the three months ended September 30, 2019, based on recent changes in the Amapá state law and negotiations with the Amapá state government, it was determined that the Company is liable for the TFRM.  Therefore, the Company has made an accrual for the TFRM of $2,645.

17

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

10.	Borrowings

	MACA Limited loan	Convertible Debentures	Santander - Itaú Facility	Unsecured bank facilities	Bank overdraft	Total
Balance, January 1, 2019	$—	$—	$—	$—	$—	$—
Acquisition of Beadell (note 4)	38,822	10,500	5,007	15,029	265	69,623
Borrowings	—	—	—	6,500	3,022	9,522
Interest accrued	1,186	155	98	481	77	1,997
Principal repayments	(19,970)	(10,500)	(5,000)	(7,500)	(2,503)	(45,473)
Interest payments	(1,160)	(205)	(154)	(197)	(77)	(1,793)
Foreign exchange	(1,118)	50	49	—	(76)	(1,095)
Balance, September 30, 2019	$17,760	$—	$—	$14,313	$708	$32,781
Current	10,055	—	—	14,313	708	25,076
Non-current	7,705	—	—	—	—	7,705

Note	(a)	(b)	(c)	(d)	(e)
Currency	AUD	USD	USD	USD	USD
Nominal interest rate	6.5%	6.0%	5.9%	5.5%	13.7%
Year of maturity	2019 - 2021	2019	2019	2019	2019

As a result of the Acquisition and the assumption of Beadell’s borrowings, the Company is now exposed to interest rate risk on its borrowings. Although all of the debt facilities have fixed interest rates, the unsecured bank facilities are expected to roll over as they become due, and are therefore subject to interest rate changes.

(a)	MACA Limited

Prior to the Acquisition, Beadell had an outstanding loan in the amount of $38,822 (A$54,700) due to MACA. Under its original terms, the loan was to become due and payable on a change of control of Beadell, absent MACA’s consent to the change of control. One of the key closing conditions of the Acquisition was the negotiation of a modification on MACA’s outstanding loan due from Beadell on terms satisfactory to the Company. The Company reached an agreement with MACA on November 19, 2018 on the modifications of the loan. Under the agreement, MACA agreed to consent to the change of control, keep the loan in place with a term to June 2022 and make the following amendments effective from the Acquisition date:

(All dollar amounts in millions of A$)	Original Loan	As Amended
Principal Amount	A$54.7	A$54.7

% of the net cash proceeds from any third-party debt or equity financing required to be paid to MACA and applied against the outstanding balance of the Loan	30%	10%

% of the net proceeds from any exercise of warrants required to be paid to MACA and applied against the outstanding balance of the Loan	30%	20%

Principal repayment of Loan during 2019	A$12.0	A$16.5

Ultimate parent guarantee	Full balance	First A$6.0 of repayments

Principal repayment of Loan during 2020	A$18.0	A$18.0

Conversion right	100% of Loan (1)	A$15.0 (2)

(1) Conversion subject to shareholder approval.

(2) MACA's conversion right under the amended terms provides for a limit of A$5.0 million in each quarter following Completion Date at a 5% discount to the 20-day volume weighted average price. Any principal amount of the Loan which is converted to Great Panther shares will reduce the outstanding balance of the loan, with 50% to be applied to reduce the remaining monthly payments on a pro-rata basis with the exception of the A$6.0 million guaranteed payments.

18

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

Interest is payable on the MACA loan at the Reserve Bank of Australia reserve rate plus 5% per annum. To September 30, 2019, MACA exercised, in full, its conversion rights on $10,524 (A$15,000) of its loan, converting this amount into 14,077,806 common shares of the Company. The Company also made cash repayments to MACA totaling $9,446 (A$13,628) from the Acquisition date to September 30, 2019, including $1,619 (A$2,385) which represented 10% of the net cash proceeds from the bought deal financing (note 14(d)) required to be paid to MACA and applied against the outstanding balance of the Loan under the amended loan agreement. Subsequent to September 30, 2019, the Company made a principal repayment to MACA of $838 (A$1,238), as it must make monthly principal repayments of A$1,238 until the loan is repaid.

(b)	Convertible Debentures (“Convertible Debentures”)

Prior to the Acquisition, Beadell had Convertible Debentures of $10,000 outstanding, maturing on June 30, 2023. As defined in the indenture governing the Convertible Debentures of Beadell (“Debenture Indenture”), upon the occurrence of a change of control, Beadell was required to make an offer (the “Change of Control Purchase Offer”) to purchase all Convertible Debentures at a price per Convertible Debenture equal to 105% of the principal amount, plus accrued and unpaid interest.

In connection with the Acquisition, the Company assumed the obligations of Beadell under the Debenture Indenture, including funding the Change of Control Purchase Offer.

On April 3, 2019, all holders of the Convertible Debentures accepted the Company’s Change of Control Purchase Offer and the Company repurchased all of the Convertible Debentures for an aggregate price of $10,500 ($10,000 principal and $500 change of control premium), plus accrued interest of $155.

(c)	Santander - Itaú Facility

As a result of the Acquisition, the Company assumed Beadell’s credit facility with Santander - Itaú which was interest bearing at a fixed interest rate of 5.9% per annum and fully secured by a charge over the Tucano mining concession. In June 2019, the Company repaid the facility in full (principal of $5,000 plus accrued interest).

(d)	Unsecured bank facilities

As a result of the Acquisition, the Company assumed Beadell’s unsecured, revolving, interest-bearing bank facilities totaling $15,000, the maximum amount available under these facilities, plus accrued interest of $29. The Company repaid $1,000 during the three months ended September 30, 2019. The unsecured bank facilities are interest bearing at a weighted average fixed interest rate of 5.5% per annum and are repayable from October 2019 to January 2020. These facilities have a history of being rolled over and it is the expectation of the Company that this continues. Subsequent to September 30, 2019, the Company has obtained an additional $1,500 of bank facilities, which have been fully drawn upon.

19

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

(e)	Bank overdraft

The Company has a bank overdraft with a maximum amount of $721 (BRL3,000) of which $708 (BRL2,950) was drawn as at September 30, 2019. This overdraft account is interest bearing at a fixed rate of 1.14% per month, payable monthly.

11.	Derivative instruments

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in BRL and Mexican pesos (“MXN”), while revenues from the sale of refined gold and metal concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the BRL and MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the BRL and MXN exchange rate, the Company enters into forward contracts to purchase foreign currencies in exchange for USD at various rates and maturity dates.

As at September 30, 2019, non-deliverable forward foreign exchange contracts for BRL against USD totaling BRL 354,886 (December 31, 2018 - $nil) at various pre-determined rates ranging from BRL 3.99/USD to BRL 4.18/USD, at various maturity dates until March 2020, were outstanding. The fair value of these outstanding non-deliverable forward foreign exchange contracts resulted in a liability of $1,879 at September 30, 2019 (December 31, 2018 - $nil). A non-deliverable forward foreign exchange contract does not require physical delivery of the designated currencies at maturity.

As at September 30, 2019, forward contracts for the purchase of MXN 93,000 (December 31, 2018 - MXN 245,000), in exchange for USD at various pre-determined rates ranging from MXN 20.05/USD to MXN 20.37/USD, at various maturity dates until November 2019, were outstanding. The fair value of these outstanding foreign currency forward contracts resulted in an asset of $104 at September 30, 2019 (December 31, 2018 - $738).

20

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

12.	Reclamation and remediation provision

The Company’s reclamation and remediation provision relates to site restoration, clean-up, ongoing treatment, and monitoring at the Tucano mine in Brazil, the GMC and Topia mines in Mexico, and the Coricancha project in Peru.

	September 30, 2019			December 31, 2018
	Total	Current	Non-current	Total	Current	Non-current
Tucano	$6,564	$110	$6,454	$—	$—	$—
GMC	2,045	—	2,045	1,986	—	1,986
Topia	1,619	—	1,619	1,514	—	1,514
Coricancha	25,147	3,400	21,747	23,920	4,473	19,447
	$35,375	$3,510	$31,865	$27,420	$4,473	$22,947

	September 30, 2019	December 31, 2018
Balance, January 1	$27,420	$27,411
Acquisition of Beadell (note 4)	6,375	—
Change in estimates	1,481	(888)
Accretion	561	897
Foreign exchange	(462)	—
Reclamation and remediation provision, end of period	$35,375	$27,420
13.	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

21

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

he following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of the quotational period. We mark these to market at each reporting date based on a quoted forward price. The Company’s trade receivables are valued using quoted market prices on the London Metal Exchange (“LME”).
Derivative instruments	The Company's derivative assets and derivative liabilities are comprised primarily of forward foreign exchange contracts. The fair value of the Company's forward exchange contracts is determined using forward exchange rates at each reporting date.
Borrowings	The Company’s borrowings are comprised of long-term loans, convertible debentures and debt facilities. Borrowings are initially recognized at fair value, net of transaction costs incurred. Subsequent to initial measurement, borrowings are recorded at amortized cost using the effective interest rate method.

During the three and nine months ended September 30, 2019 and 2018, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

The Company’s financial instruments include cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables, restricted cash, trade and other payables, borrowings and derivative instruments. The carrying values of the Company’s financial instruments approximate their fair values due to the short-term nature of the items or the inclusion of interest rates that approximate market rates.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.

22

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

The following table summarizes the Company’s financial instruments as at September 30, 2019:

	Fair value through OCI	Fair value through P&L	Amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$—	$—	$27,275	$27,275	n/a
Marketable securities	1	—	—	1	Level 1
Trade receivables	—	—	5,368	5,368	Level 2
Derivative assets	—	104	—	104	Level 2
Restricted cash	—	—	925	925	n/a

Financial Liabilities
Trade payables	$—	$—	$31,340	$31,340	n/a
Derivative liabilities	—	1,879	—	1,879	Level 2
Borrowings	—	—	32,781	32,781	Level 2

14.	Share capital
(a)	Share options
	Nine months ended September 30, 2019			Nine months ended September 30, 2018
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, January 1	8,322	C$	1.27	8,237	C$	1.22
Granted	3,491		1.01	1,810		1.59
Forfeited/Expired	(1,667)		1.45	(769)		1.71
Exercised	(917)		0.73	(590)		0.76
Outstanding, September 30	9,229	C$	1.19	8,688		1.29
Exercisable, September 30	4,728	C$	1.22	5,766	C$	1.10

23

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

Range of exercise prices	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.65	1,587	0.68	1,587	C$ 0.65
C$0.71	1,009	1.20	1,008	0.71
C$0.97	2,785	4.89	—	—
C$1.16	670	4.44	110	1.16
C$1.57	312	3.34	181	1.57
C$1.60	1,167	3.71	389	1.60
C$1.63	551	2.69	367	1.63
C$2.16	375	2.25	313	2.16
C$2.19	773	1.69	773	2.19
	9,229	3.02	4,728	C$ 1.22

During the three and nine months ended September 30, 2019, the Company recorded share-based compensation expense relating to share options of $161 and $438, respectively (three and nine months ended September 30, 2018 - $215 and $520, respectively).

The weighted average fair value of options granted during the nine months ended September 30, 2019 was C$0.38 (nine months ended September 30, 2018 - C$0.66). The grant date fair value of share options granted was determined using a Black Scholes option pricing model using the following weighted average assumptions:

	2019	2018
Risk-free interest rate	1.36%	1.95%
Expected life (years)	3.05	2.89
Annualized volatility	54%	62%
Forfeiture rate	15%	14%

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

24

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

(b)	Restricted share units ("RSUs"), Performance based restricted share unit (“PSUs”) and Deferred share units ("DSUs")

The following table summarizes information about the RSUs outstanding at September 30, 2019 and 2018:

	Nine months ended September 30, 2019			Nine months ended September 30, 2018
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	733,667	C$	1.59	476,600	C$	1.61
Granted	2,059,250		1.02	585,200		1.59
Settled	(623,659)		1.36	(140,799)		1.61
Cancelled	(30,300)		1.49	(90,034)		1.62
Outstanding at September 30	2,138,958	C$	1.11	830,967	C$	1.60

The following table summarizes information about the PSUs outstanding at September 30, 2019 and 2018:

	Nine months ended September 30, 2019			Nine months ended September 30, 2018
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	—	C$	—	—	C$	—
Granted	825,100		1.05	—		—
Outstanding at September 30	825,100	C$	1.05	—	C$	1.05

The following table summarizes information about the DSUs outstanding at September 30, 2019 and 2018:

	Nine months ended September 30, 2019			Nine months ended September 30, 2018
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	251,400	C$	1.59	89,200	C$	1.59
Granted	684,100		1.06	183,000		1.59
Settled	(37,800)		1.16	(20,800)		1.62
Outstanding at September 30	897,700	C$	1.20	251,400	C$	1.59

During the three and nine months ended September 30, 2019, the Company recorded share-based compensation expense relating to RSUs and DSUs of $544 and $1,069, respectively (three and nine months ended September 30, 2018 - $119 and $584, respectively). No share-based compensation expense relating to PSUs was recorded as these only vest upon certain performance conditions being achieved, which are not determinable as at September 30, 2019.

25

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

(c)	Loss per share
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Loss attributable to equity owners	$(6,134)	$(3,642)	$(20,908)	$(6,504)
Weighted average number of shares (000's)	300,567	169,089	260,509	168,795
Loss per share ‒ basic	$(0.02)	$(0.02)	$(0.08)	$(0.04)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Adjusted loss attributable to equity owners	$(6,134)	$(3,642)	$(20,908)	$(6,504)

Weighted average number of shares (000's)	300,567	169,089	260,509	168,795
Incremental shares from options	—	—	—	—
Incremental shares from warrants	—	—	—	—
Incremental shares from RSUs and DSUs	—	—	—	—
Weighted average diluted number of shares (000's)	300,567	169,089	260,509	168,795

Loss per share ‒ diluted	$(0.02)	$(0.02)	$(0.08)	$(0.04)

Anti-dilutive share purchase options and warrants have not been included in the diluted earnings per share calculation.

(d)	Financings

On July 9, 2019, the Company entered into an ATM Agreement, under which the Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell common shares of the Company up to aggregate gross proceeds of $25,000. As at September 30, 2019, the Company has not issued any common shares under the ATM Agreement.

On August 8, 2019, the Company closed a bought deal financing for aggregate gross proceeds of $17,250, pursuant to which the Company issued 23,000,000 common shares of the Company at the price of $0.75 per share. The Company paid a cash commission to the underwriters equal to 5% of the gross proceeds of the financing and recognized net proceeds of $15,957 after deducting share issuance costs.

26

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

15.	Revenue

The Company recognizes revenue from the sale of precious metals, consisting of metal concentrates and refined gold, when the customer obtains control.

For the metal concentrates sales, the customer obtains control upon delivery at the customer’s designated warehouse. The amount of revenue recorded upon initial recognition is based on the forward metal prices at that time and the estimated metal content. The payment terms are based on the individual customer contracts. For provisional payments, terms are typically 15 days from the date of provisional invoice, and for final payments, terms are typically 5 business days after the final weights, assays and prices are known and invoiced. Adjustments related to changes in metal prices and metal content up to the final settlement are recorded in revenue.

For the refined gold, the customer obtains control when the refined gold has been physically delivered, which is also the date when title has passed to the buyer and the Company has issued an invoice pursuant to a transaction confirmation that fixes the quantity and price of the gold for each delivery. The amount of revenue recorded upon delivery is based on this transaction confirmation. The Company has no significant continuing involvement after delivery and no adjustments to revenue are made subsequent to initial recognition.

	Three months ended September 30,
	2019			2018
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$58,338	$4,462	$62,800	$—	$5,991	$5,991
Silver	—	6,855	6,855	—	4,369	4,369
Lead	—	1,133	1,133	—	1,047	1,047
Zinc	—	1,226	1,226	—	1,192	1,192
Smelting and refining charges	(93)	(1,096)	(1,189)	—	(465)	(465)
Revenue from contracts with customers	$58,245	$12,580	$70,825	$—	$12,134	$12,134
Changes in fair value from provisional pricing	—	177	177	—	(443)	(443)
Total revenue	$58,245	$12,757	$71,002	$—	$11,691	$11,691

27

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

	Nine months ended September 30,
	2019			2018
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$99,751	$12,604	$112,355	$—	$21,732	$21,732
Silver	—	16,334	16,334	—	19,733	19,733
Lead	—	2,753	2,753	—	3,032	3,032
Zinc	—	3,772	3,772	—	3,488	3,488
Ore processing revenue	—	66	66	—	—	—
Smelting and refining charges	(179)	(2,525)	(2,704)	—	(1,651)	(1,651)
Revenue from contracts with customers	$99,572	$33,004	$132,576	$—	$46,334	$46,334
Changes in fair value from provisional pricing	—	398	398	—	(547)	(547)
Total revenue	$99,572	$33,402	$132,974	$—	$45,787	$45,787

The amount of revenue recognized in the three and nine months ended September 30, 2019 from performance obligations satisfied (or partially satisfied) in the previous period, due to the current period settlement of metal concentrate revenue recognized in the prior periods was $nil and $20, respectively. At September 30, 2019, the Company had $7,114 in revenue subject to provisional pricing in relation to the sale of concentrates.

28

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

16.	Commitments and contingencies
(a)	Commitments

As at September 30, 2019, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$47	$15	$32	$—	$—
Drilling services	429	429	—	—	—
Equipment purchases	1,472	1,472	—	—	—
Total commitments	$1,948	$1,916	$32	$—	$—

Pursuant to the acquisition of Coricancha on June 30, 2017, the vendor Nyrstar agreed to maintain a remediation bond in the amount of $9,737 for Coricancha until at least June 30, 2020. Should the Company make a decision to permanently close Coricancha prior to June 30, 2020, the bond will be used to pay for remediation costs and obligations. If the Company has not made a decision to permanently close Coricancha by June 30, 2020, the Company will assume the obligation to maintain the required bond, and shall release Nyrstar from this bond obligation.

(b)	Contingencies
(i)	GMC

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua ("CONAGUA"), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility ("TSF") at the GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. CONAGUA responded in February 2019 requesting additional technical information. The Company is currently reviewing the request and will provide its response in due course.

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined through its own undertakings, that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF. The Company is assessing technical options and is confirming if additional water use permits are required. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but cannot provide complete assurance that there is no risk in this regard.

Amendment to Environmental Impact Statement related to expansion of existing tailings dam

In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales ("SEMARNAT"), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing tailings dam, and subsequently provided further information to the SEMARNAT as requested. This is under review by the regulator, and if approved, will satisfy a requirement by CONAGUA for the processing of permits noted above.

The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2021. Based on its meetings and other communication with CONAGUA, the Company believes that it will be able to obtain all the above noted permits, with no suspension of operations at the GMC. However, the Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

29

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

(ii)	Coricancha

Coricancha has been on care and maintenance since August 2013 and was operated by a number of previous companies before that date. It is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental ("OEFA"), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería ("OSINERGMIN"), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

Fines and sanctions

Nyrstar, the previous owner of Coricancha, has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4,000. Accordingly, a reimbursement right in the amount of $1,522 (note 8) has been recorded in respect of the following fines or sanctions:

•	$1,345 for fines and sanctions which may be levied by OSINERGMIN. In addition, there are open administrative and judicial proceedings by OSINERGMIN, the outcomes of which are not yet readily determinable.
•	$177 for fines and sanctions to be levied by OEFA. In addition, there are open administrative and judicial proceedings by OEFA, the outcomes of which are not yet readily determinable.

The Company has accrued for and recorded a further reimbursement right of $395 (note 8) for certain civil lawsuits filed by individuals and former suppliers.

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha completed in June 2017, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the proposed plan. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

(iii)	Topia

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by the Mexican environmental compliance authority, the Procuraduría Federal de Protección al Ambiente ("PROFEPA"), and by the Company of all of Topia operations’ permitting status and environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, the Topia Mine has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2020 to complete this. This compliance program includes remediation and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program further reviews will not lead to future suspensions of operations.

30

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

(iv)	Tucano

Various claims related to Brazil indirect taxes and labour matters

As a result of the Acquisition, the Company has various litigation claims for numerous governmental assessments related to indirect taxes, and labour disputes associated with former employees and contract labor in Brazil.

The indirect tax matters principally relate to claims for the state sales tax, Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações (“ICMS”), which are mostly related to rate differences. For these claims, the possibility of loss was not considered probable by the Company’s attorneys, and no provision has been recognized.

The labour matters principally relate to claims made by former employees and contract labour for the equivalent payment of all social security and other related labour benefits, as well as consequential tax claims, as if they were regular employees. As of September 30, 2019, the items for which a loss was probable related to the labor disputes, inclusive of any related interest, amounted to approximately $2,669, for which a provision was recognized.

In connection with the above proceedings, a total of $4,409 of escrow cash deposits were made as at September 30, 2019 (note 5), of which $3,782 were related to the indirect tax matters and $627 were related to labor matters. Generally, any escrowed amounts would be refundable to the extent the matters are resolved in the Company’s favor.

A judicial deposit of $2,890 for indirect tax matters was specifically related to the TFRM for years 2014 to 2016 (note 5 (b)). Tucano was exempted from paying the TFRM by making the judicial deposit to the Amapá state government, and the Company and its Brazilian counsel previously anticipated a ruling in the Company’s favour and that the judicial deposit would be returned at the conclusion of the case. However, during the three months ended September 30, 2019, based on recent changes in the Amapá state law and negotiations with the Amapá state government, it was determined that the Company is liable for the TFRM. Therefore, the Company has made an accrual for the TFRM (note 9 (a)) and expects to remit the amount of the judicial deposit to Amapá state for the payment of the TFRM.

Environmental damages - William Creek

In May 2009, The State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of Zamin Amapá Mineração S.A. (“Zamin”) and Tucano. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered Tucano to pay a fine of approximately $1,500 (BRL 6,000) plus interest and inflation to the State Environmental Fund. The Company is in the process of appealing and no liability has been recognized in relation to this fine as the likelihood of loss is not considered probable based on legal advice received.

Archeological sites damage

Amapá-MMX Iron Ore Project

In May 2016, The Brazilian Federal Public Prosecutor (“MPF”) filed a public civil action seeking compensation to be paid by Zamin, the State of Amapá and Tucano for damages to 19 archaeological sites as a result of activities in 2006-2009 at the Amapá-MMX Iron Ore Project currently owned by Zamin. MPF also claimed that the State of Amapá failed to take proper action during the environmental licensing procedure. In March 2019, the Lower Court added Anglo Ferrous Brazil Participações and Anglo American Investimentos - Minério de Ferro Ltda. (together, the “Anglo Group”) as defendants (as predecessors of Zamin), as requested by the MPF.

31

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

Amapari Project

In June 2016, the MPF filed a public civil action seeking compensation from Zamin, the State of Amapá, and Tucano for damages to 15 archaeological sites, as a result of activities in 2004-2010 at the Amapari Project. MPF also claimed that the State of Amapá failed to take proper action during the environmental licensing procedure.

These claims against Tucano are being defended on the basis that predecessor parent companies may have caused the damages, not Tucano itself. Based on legal advice received, no liability has been recognized in relation to these archaeological sites claims as the likelihood of loss is not considered probable.

Cyanide usage

In October 2018, the public labour attorney’s office filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Tucano to pay a fine of approximately $960 (BRL 4,000) plus interest and inflation for these damages. The Company is in the process of appealing. No liability has been recognized in relation to this claim as the likelihood of loss is not considered probable based on legal advice received.

17.	Related party transactions
(a)	Compensation of key management personnel

Key management personnel include the Company’s Directors, President and Chief Executive Officer, Chief Financial Officer, and vice presidents. Amounts owing to key management personnel are included in trade and other payables. The Company is committed to making severance payments amounting to approximately $1,959 to certain officers and management in the event of a change in control of the Company.

Compensation to key management personnel consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Salaries and benefits	$478	$334	$1,256	$1,616
Directors’ fees	144	108	361	301
Termination benefits	—	—	51	—
Share based compensation	599	238	1,142	815
	$1,221	$680	$2,810	$2,732

Directors fees during the three and nine months ended September 30, 2019 include $3 and $53, respectively, for special committee fees (three and nine months ended September 30, 2018 - $29 and $68, respectively).

32

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

18.	Supplemental cash flow information
(a)	Other non-cash items
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Accretion	$512	$27	$1,629	$646
Change in reclamation and remediation provision	3	129	(1)	(4)
Interest income	(125)	(341)	(615)	(1,079)
Finance costs	1,520	—	3,764	19
Loss on disposal of fixed assets	—	—	59	35
	$1,910	$(185)	$4,836	$(383)

(b)	Non-cash investing and financing activities
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Change in reclamation and remediation provision included within mineral properties and plant and equipment, exploration and evaluation assets	$1,076	$(347)	$1,713	$(393)
Change in lease liability related to right-of-use assets	—	—	5,706	—
Repayment of MACA borrowings by way of issuance of shares	3,514	—	10,524	—

19.	Operating segments

The Company’s operations are all within the mining sector, consisting of three operating segments, two of which are located in Mexico, one of which is located in Brazil, plus one segment associated with Coricancha in Peru, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates the Tucano, GMC, and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the three mining operations and Coricancha. The GMC operation produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate, for refining off site. The Tucano operation produces gold doré. The Exploration segment includes the Company’s exploration and evaluation assets at Santa Rosa, El Horcón, Plomo and Argosy.

33

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended September 30, 2019
Revenue	$58,245	$6,144	$6,613	$—	$—	$—	$71,002
Exploration and evaluation expenses	151	836	287	1,190	82	(2)	2,544
Care and maintenance costs	—	213	—	—	—	—	213
Income (loss) before income taxes	1,752	56	431	(1,511)	155	(6,522)	(5,639)
Net income (loss)	1,350	47	434	(1,511)	155	(6,609)	(6,134)
Additions to non-current assets	11,700	71	1,095	1,480	—	—	14,346
Nine months ended September 30, 2019
Revenue	$99,572	$17,146	$16,256	$—	$—	$—	$132,974
Exploration and evaluation expenses	381	1,942	666	5,779	171	34	8,973
Care and maintenance costs	—	599	—	—	—	—	599
Income (loss) before income taxes	(2,283)	(1,634)	(156)	(6,468)	(207)	(9,269)	(20,017)
Net loss	(2,685)	(1,692)	(200)	(6,468)	(207)	(9,656)	(20,908)
Additions to non-current assets	24,669	263	3,618	18	—	820	29,388

As at September 30, 2019
Total assets	$227,053	$7,717	$16,049	$28,840	$2,163	$25,358	$307,180
Total liabilities	$93,843	$5,925	$2,526	$28,962	$—	$7,983	$139,239

34

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2019 and 2018 (Unaudited)

	Operations
	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended September 30, 2018
Revenue	$6,791	$4,900	$—	$—	$—	$11,691
Exploration and evaluation expenses	176	78	1,810	104	113	2,281
Income (loss) before income taxes	(1,220)	728	(1,699)	(1,094)	(266)	(3,551)
Net income (loss)	(1,184)	739	(1,699)	(1,094)	(404)	(3,642)
Additions to non-current assets	330	184	(296)	—	—	218
Six months ended September 30, 2018
Revenue	$30,916	$14,871	$—	$—	$—	$45,787
Exploration and evaluation expenses	1,299	168	4,571	215	795	7,048
Income (loss) before income taxes	1,036	3,240	(4,399)	(2,148)	(3,681)	(5,952)
Net income (loss)	857	3,151	(4,399)	(2,148)	(3,965)	(6,504)
Additions to non-current assets	743	588	(289)	—	—	1,042

As at September 30, 2018
Total assets	$8,062	$13,184	$27,437	$2,438	$64,151	$115,272
Total liabilities	$5,804	$2,391	$26,963	$—	$3,921	$39,079

20.	Seasonality of operations

The Company’s Tucano operation is subject to seasonal fluctuations as a result of weather conditions. Specifically, Tucano’s production is stronger in the second half of the year as the dry season enables higher rates of mining productivity and the mine plan is characterized by lower strip ratios and access to higher grades in the open pits. Accordingly, Tucano typically has more favourable operating results in the second half of the year.

21.	Subsequent events

Subsequent to September 30, 2019, the Company received PIS/COFINS refunds (note 5(a)) totaling $3,125 (BRL 13,000).

35